UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: December 6, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement entitled “Appointment of the Vice Chairman”
99.2	Announcement entitled “List of Directors and Their Role and Function”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF THE VICE CHAIRMAN

The Board is pleased to announce that Mr. Wang Dongjin, a Non-executive Director of the Company, has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Wang Dongjin (“Mr. Wang”), a Non-executive Director of the Company, has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of China National Offshore Oil Corporation (“CNOOC”). In October 2018, Mr. Wang was appointed as President of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the

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Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

The Company and Mr. Wang have entered into a service agreement on 27 April 2018. Pursuant to the service agreement between the Company and Mr. Wang, the Company does not pay him any director’s fee. The Remuneration Committee of the Company will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party.

As at the date of this announcement and save as disclosed above, Mr. Wang has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Wang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Wang its sincere congratulations on his appointment as the Vice Chairman of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 5 December 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)

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Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yuan Guangyu (CEO)	-	-	-
Xu Keqiang (President)	-	-	-
Non-executive Directors
Yang Hua (Chairman)	-	C	-
Wang Dongjin (Vice Chairman)	-	-	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committee

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By Order of the Board

CNOOC Limited Wu Xiaonan

Joint Company Secretary

Hong Kong, 5 December 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)

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